SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to
Commission File No.: 1-13079
Gaylord Entertainment Company
401(k) Savings Plan
(Full title of plan)
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Signature
Index to Exhibits
EX-23.1 Consent of Lattimore, Black, Morgan, and Cain, PC
EX-23.2 Consent of BDO Seidman, LLP

Gaylord Entertainment Company
401(k) Savings Plan

Contents

Reports of Independent Registered Public Accounting Firm	3 - 4

Financial Statements

Statements of Net Assets Available for Benefits — as of December 31, 2007 and 2006	5

Statement of Changes in Net Assets Available for Benefits — for the Year Ended December 31, 2007	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year — as of December 31, 2007	17

Gaylord Entertainment Company
401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan
Nashville, Tennessee
We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Lattimore, Black, Morgan, and Cain, PC
Brentwood, Tennessee
June 19, 2008

Gaylord Entertainment Company
401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan
Nashville, Tennessee
We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 in conformity with generally accepted accounting principles in the United States of America.
/s/ BDO Seidman, LLP
Dallas, Texas
June 28, 2007, except for Note 9 appearing in the financial statements contained within the Plan’s 2006 Form 11-K/A, as to which the date is June 9, 2008

Gaylord Entertainment Company
401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006
	(in thousands)

Assets

Investments, at fair value as determined by quoted market prices:
Mutual funds	$97,808	$110,446

Investments, at estimated fair value:
Money market fund	923	1,043
Common collective trust	14,836	21,833
Company stock fund	4,386	5,538
Participant loans	3,216	3,578

	23,361	31,992

Total investments	121,169	142,438

Receivables:
Accrued investment income	1,495	1,451
Other	37	97

Total receivables	1,532	1,548

Total assets	122,701	143,986

Liabilities

Other liabilities	2,210	2,202
Accrued expenses	73	86

Total liabilities	2,283	2,288

Net assets available for benefits at fair value	120,418	141,698

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	116	421

Net assets available for benefits	$120,534	$142,119

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2007
(in thousands)

Additions
Investment income:
Interest income from participant loans	$276
Net depreciation in fair value of investments	(3,616)
Dividend and interest income	7,538

Total investment income	4,198

Contributions:
Participant contributions	11,306
Employer matching contributions	6,913

Total contributions	18,219

Total additions	22,417

Deductions
Benefits paid to participants	14,175
Transfer to other plans	29,475
Administrative expenses	352

Total deductions	44,002

Net decrease in net assets available for benefits	(21,585)

Net assets available for benefits, beginning of year	142,119

Net assets available for benefits, end of year	$120,534

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

1. Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General — Gaylord Entertainment Company (the “Company/Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Section 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated on January 1, 2002, and was subsequently amended effective January 1, 2004, January 1, 2005, January 1, 2006, and January 1, 2007.

Administration — The Benefits Trust Committee of the Gaylord Entertainment Company 401(k) Savings Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility — An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (6) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (7) individuals classified as independent contractors.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Contributions — Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Prior to January 1, 2007, the Company matched participant contributions up to 50% of that portion of each participant’s pre-tax contribution that did not exceed 6% of the participant’s compensation for each plan year. The Company also made a non-elective contribution equal to 2% of each eligible employee’s covered compensation, regardless of participation. The covered compensation was limited to compensation actually received while eligible to participate in the Plan. Employees of the Company’s ResortQuest subsidiaries were not eligible to receive this non-elective contribution, unless their principal workplace was the Company’s headquarters in Nashville, Tennessee. Additionally, the Company could make an annual Employer profit sharing contribution to eligible employees employed on December 31 of the plan year. The profit sharing contribution ranged from 0% to 2% of each eligible employee’s covered compensation, regardless of participation.

Effective January 1, 2007, the Plan was amended to adopt the safe harbor provisions under Sections 401(k)(12) and 401(m)(11) of the IRC to eliminate the need to perform nondiscrimination testing each year. Pursuant to this amendment, the Company (i) increased the Company matching contributions under the Plan from 50% of each participant’s tax-deferred contributions which do not exceed 6% of the participant’s compensation to a safe harbor contribution of 100% of each participant’s tax-deferred contributions which do not exceed 5% of the participant’s compensation, (ii) required that all safe harbor contributions be 100% vested at all times rather than be subject to the Plan’s vesting schedule, (iii) required that all contributions made by the Company to the Plan prior to January 1, 2007 become 100% vested for all participants who are employed by the Company on or after that date, and (iv) offset these increased benefits by eliminating the 2% non-elective contribution.

Participants direct the investment of their contributions, Employer matching contributions, Employer non-elective contributions and Employer profit sharing contributions into various investment options offered by the Plan.

Participant Accounts — Each participant account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net plan earnings (losses). Allocations of contributions are based on participant compensation and allocations of net plan earnings (losses) are based on account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers the Company’s common stock, one common/collective trust and ten mutual funds as investment options for participants.

Vesting — Participants are immediately vested in their voluntary pre-tax contributions and any earnings or losses thereon. Prior to January 1, 2007, after one year of eligible service with 1,000 hours, participants became 25% vested in Employer matching contributions, Employer non-elective contributions and Employer profit sharing contributions. Thereafter, participants vested in Employer contributions at a rate of 25% per year of service and were fully vested after four years of 1,000-hour eligible service. All participants will be 100% vested in all employer safe harbor matching contributions and profit sharing contributions made after January 1, 2007. All contributions made by the Company to the Plan prior to January 1, 2007 become 100% vested for all participants who are employed by the Company on or after that date.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

All Employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan agreement.

Payment of Benefits — Upon termination of service due to death, disability, retirement or separation, a participant receives the vested account balance in a lump-sum distribution or direct rollover into another qualified plan or individual retirement account. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures — Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts for the years ended December 31, 2007 and 2006 were not material to the financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Participant Loans — Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. Interest rates on participant loans ranged from 6.0% to 11.5% at December 31, 2007. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses — Substantially all administrative expenses of the Plan are paid directly by the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Mutual funds are valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market. The money market fund consists of cash which approximates fair value. Participant loans are valued at their outstanding balances, which approximates their fair value. The Company stock fund consists of corporate common stock that is valued at quoted market prices and interest bearing cash, both of which approximate fair value. The common collective trust is made up of investment contracts. The fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Fully Benefit Responsive Investment Contracts — As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying statement of net assets available for benefits presents the fair value of the common collective trust as well as the adjustment of the fully benefit-responsive common collective trust from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS 157. Plan management is therefore unable to disclose the impact that adopting SFAS 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

3. Investments	The following presents investments that represent five percent or more of the Plan’s net assets (in thousands):

December 31,	2007	2006

Dodge & Cox Balanced Fund	$21,387	$23,224
Union Bond & Trust Company Stable Value Fund, at contract value***	14,952	22,254
Calamos Growth Fund Class A	**	9,549
PIMCO Total Return Fund Institutional Class	13,237	14,015
Oakmark International Fund	12,877	15,363
American Funds Growth Fund of America	6,275	**
Baron Asset Fund	8,289	**
Scudder Institutional Funds Equity 500 Index Fund	20,640	25,201

**	Investment does not represent five percent of the Plan’s net assets for the respective year.

***	The fair value of the Union Bond & Trust Company Stable Value Fund was approximately $14,836,000 and $21,833,000 at December 31, 2007 and 2006, respectively.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Year ended December 31,	2007

Mutual funds	$(3,400)
Common collective trust	811
Shares of the Company’s common stock	(1,027)

Total investments	$(3,616)

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

4. Income Tax Status	The Plan obtained a favorable determination letter on December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Related Party Transactions	Certain Plan investments totaling $0.9 million and $1.0 million at December 31, 2007 and 2006, respectively, are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in the common stock fund of the Company. At December 31, 2007 and 2006, the Plan held 106,783 and 107,100 shares of common stock of the Company, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

6. Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Department of Labor (“DOL”) requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500. Additionally, the DOL requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2007	2006

Net assets available for benefits per the financial statements	$120,534	$142,119
Add: Accrued expenses	73	86

Net assets available for benefits per Form 5500	$120,607	$142,205

The following is a reconciliation of the decrease in net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

Year ended December 31,	2007

Net decrease in net assets available for benefits per the financial statements	$(21,585)
Add: Change in accrued expenses	(13)

Net decrease in assets available for benefits per Form 5500	$(21,598)

7. Transfer to Other Plans	In May 2007 the ResortQuest International Inc. 401(k) Savings Plan was established for employees of the Company’s ResortQuest subsidiary.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

On May 31, 2007, the Company’s wholly-owned indirect subsidiary, ResortQuest International, Inc. (“RQI”), completed the sale of all of the equity interests of RQI Holdings, LLC (f/k/a RQI Holdings, Ltd.) and ResortQuest Real Estate of Hawaii, LLC (f/k/a ResortQuest Real Estate of Hawaii, Inc.), which companies comprised the Hawaii operations of the Company’s ResortQuest subsidiary (“ResortQuest Hawaii”), to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International. Employees of ResortQuest Hawaii ceased to be eligible participants in the Plan as of the closing of the sale. Balances in the Plan for employees of ResortQuest Hawaii were transferred as a plan-to-plan transfer to the Interval International plan effective August 31, 2007.

On June 1, 2007, the Company and its wholly-owed subsidiary, Gaylord Hotels, Inc. (“Gaylord Hotels”) entered into a Stock Purchase Agreement dated as of June 1, 2007 with BEI-RZT Corporation, a subsidiary of Leucadia National Corporation (“BEI-RZT”). Pursuant to the terms of the Stock Purchase Agreement, Gaylord Hotels completed the sale of all of the capital stock of RQI, which comprised the Mainland operations of the Company’s ResortQuest subsidiary (“ResortQuest Mainland”) to BEI-RZT on June 1, 2007. Employees of ResortQuest Mainland ceased to be eligible participants in the Plan effective May 31, 2007 and became eligible for the newly established ResortQuest International Inc. 401(k) Savings Plan. Balances in the Plan for employees of ResortQuest Mainland were transferred as plan-to-plan transfers to the ResortQuest International Inc. 401(k) Savings Plan on June 20, 2007.

Gaylord Entertainment Company
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year

EIN: 73-0664379
December 31, 2007	Plan Number: 002

		(c)
		Description of Investment,
	(b)	including Maturity Date,	(d)	(e)
	Identity of Issuer,	Rate of Interest, Collateral,	Number of	Current
(a)	Borrower or Similar Party	Par or Maturity Value	shares/units	Value

*	Gaylord Entertainment Company	Common Stock	455,741	$4,386,163
	Union Bond & Trust Company Stable Value Fund, at contract value	Common/Collective Trust	714,270	14,952,673
	Dodge & Cox Balanced Fund	Mutual Fund	264,040	21,387,252
	Baron Growth Fund	Mutual Fund	70,763	3,585,556
	Baron Asset Fund	Mutual Fund	129,985	8,289,151
	PIMCO Total Return Fund Inst’l Class	Mutual Fund	1,238,252	13,236,916
	Oakmark International Fund	Mutual Fund	614,657	12,877,065
	Scudder Institutional Funds Equity 500 Index Fund	Mutual Fund	125,403	20,640,019
	Growth Fund of America — Class A	Mutual Fund	184,498	6,274,763
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	325,105	5,591,802
	Royce Opportunity Fund	Mutual Fund	285,135	3,142,189
	Hotchkis & Wiley Mid Cap Value	Mutual Fund	135,783	2,782,194
*	Wilmington Prime Money Market Portfolio	Mutual Fund	922,834	922,834
*	Participant loans	Terms of up to 10 years, interest rates of 6.00% — 11.50%		3,216,496

				$121,285,073

*	- A party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAYLORD ENTERTAINMENT COMPANY 401(k) SAVINGS PLAN By: Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan
Date: June 20, 2008	By:	/s/ Melissa Buffington
		Name:	Melissa Buffington
		Title:	Chairman, Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS
EX-23.1 Consent of Lattimore, Black, Morgan, and Cain, PC
EX-23.2 Consent of BDO Seidman, LLP